

Mail Stop 3233

January 19, 2017

<u>Via E-Mail</u>
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1601 Connecticut Avenue NW, Suite 300
Washington, D.C. 20009

> **Re:** **Rise Companies Corp.**
> **Offering Statement on Form 1-A**
> **Filed December 29, 2016**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 5, 2017**
> **File No. 024-10659**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1. We note your disclosure on page 37 that "[i]n December 2016, the Income eREIT became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A, and the Growth eREIT became the second ever issuer to raise $50 million pursuant to Regulation A." Please supplementally provide us with support for this statement or revise.

Exhibits 11.2 and 11.3

2. Please have your auditors amend their consents to acknowledge the reference to them under the caption "Experts."

3. For Exhibit 11.3, please have your auditor also reference that the financial statements are "as of December 31, 2015."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel,
Office of Real Estate and
Commodities

cc: Mark Schonberger (Via E-mail)
     Goodwin Procter LLP